Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each and American Depositary Receipts
(“ADRs”) by Directors and a Person Discharging Managerial Responsibility

The Company was notified on 15 October 2007 that, on 15 October 2007, the following non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £6.08 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes David Thompson	1,363 shares 1,345 shares 2,140 shares 856 shares 1,098 shares 1,400 shares

The Company was notified on 15 October 2007 that, on 15 October 2007, the following non-executive directors of the Company acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $49.56 per ADR, having elected to surrender part of their quarterly directors’ fees for this purpose:

Ellen Marram Raymond Viault	470 ADRs 352 ADRs

Following these transactions, the non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja Wolfgang Berndt Roger Carr Guy Elliott Ellen Marram The Lord Patten of Barnes David Thompson Raymond Viault	7,930 shares 86,733 shares 55,792 shares 856 shares 470 ADRs (representing 1,880 ordinary shares) 9,837 shares 51,198 shares 3,843 ADRs (representing 15,372 ordinary shares)

The Company was notified on 15 October 2007 that on 15 October 2007, Steve Driver acquired 23 ordinary shares in the capital of the Company for £6.025 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 15 October 2007 that on 15 October 2007, Ken Hanna acquired 23 ordinary shares in the capital of the Company at £6.025 per share through participation in the Company’s all-employee share incentive plan.

Following this acquisition, Ken Hanna now has an interest in 623,563 shares (which includes two restricted share awards). He also has a conditional interest in a further 711,928 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:

J M Mills

Director of Group Secretariat

Tel: 020 7830 5183

16 October 2007